UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2022

Commission file number: 001-39166

Metalla Royalty & Streaming Ltd.
(Translation of registrant's name into English)

501- 543 Granville Street, Vancouver, BC, V6C 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover:

[ ] Form 20-F [X] Form 40-F

EXHIBIT INDEX

EXHIBIT 99.1 INCLUDED WITH THIS REPORT IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-10 (FILE NO. 333-264810), AS AMENDED AND SUPPLEMENTED, AND ON FORM S-8 (FILE NOS. 333-234659, 333-249938 AND 333-265835) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit	Description

99.1	Material Change Report dated December 29, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2022	/s/ Kim Casswell
Kim Casswell
Corporate Secretary